UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For July 7, 2004

AssistGlobal Technologies Corp.

 (Translation of registrant's name into English)

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  X

No

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-3679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AssistGlobal Technologies Corp.

(Registrant)

"Sokhie Puar"

Date:   July 7, 2004

_________________________________

Mr. Sokhie Puar, Director

July 7, 2004

(No.2004-07-06)

Annual General Meeting Matters

Vancouver, B.C., July 7, 2004 - AssistGlobal Technologies Corp. (NASD OTC BB: AGBTF; CNQ: AGBT.U) (the "Company") is pleased to announce that at the Company's annual general meeting held on June 16, 2004, Sokhie Puar, Geoffrey Dryer, Catherine M. Stauber, Praveen K. Varshney and Robert C. Visser were appointed directors of the Company.  Geoffrey Dryer was appointed President and Chief Technology Officer, and Catherine Stauber was appointed Chief Executive Officer.  Praveen Varshney was appointed Chief Financial Officer and Peeyush varshney was appointed Corporate Secretary.

The Company has adopted a new stock option plan reserving a total of 3,484,000 common shares for issuance under the plan.  In addition, the Company will increase its authorized capital from 150,000,000 common shares without par value to an unlimited number of common shares without par value.   The stock option plan and the increase of authorized capital was approved by the shareholders at the Company's annual general meeting held on June 16, 2004.

ASSISTGLOBAL TECHNOLOGIES CORP.

"Sokhie Puar"

Sokhie Puar

Director

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 684-2181  Fax (604) 682-4768

Email: info@assistglobal.com website: www.assistglobal.com

BC FORM 53-901F (Previously Form 27)

                                                           FORM 27 (ALBERTA)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE

SECURITIES ACT (BRITISH COLUMBIA) AND SECTION 146(1) OF THE

SECURITIES ACT (ALBERTA)

ITEM 1

REPORTING ISSUER

ASSISTGLOBAL TECHNOLOGIES CORP.

Suite 1304 - 925 West Georgia Street

Vancouver, BC

V6C 3L2

Tel: 604-684-2181

Fax: 604-682-4768

ITEM 2

DATE OF MATERIAL CHANGE

June 16, 2004

ITEM 3

NEWS RELEASE

July 7, 2004

ITEM 4

SUMMARY OF MATERIAL CHANGE

Increase in Authorized Capital.

Stock Option Plan.

ITEM 5

FULL DESCRIPTION OF MATERIAL CHANGE

AssistGlobal Technologies Corp. is pleased to announce that at the Company's annual general meeting held on June 16, 2004, Sokhie Puar, Geoffrey Dryer, Catherine M. Stauber, Praveen K. Varshney and Robert C. Visser were appointed directors of the Company.  Geoffrey Dryer was appointed President and Chief Technology Officer, and Catherine Stauber was appointed Chief Executive Officer.  Praveen Varshney was appointed Chief Financial Officer and Peeyush Varshney was appointed Corporate Secretary.

The Company has adopted a new stock option plan reserving a total of 3,484,000 common shares for issuance under the plan.  In addition, the Company will increase its authorized capital from 150,000,000 common shares without par value to an unlimited number of common shares without par value.   The stock option plan and the increase of authorized capital was approved by the shareholders at the Company's annual general meeting held on June 16, 2004.

ITEM 6           RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BC) AND

SECTION 146(2) OF THE SECURITIES ACT (ALBERTA )

N/A

ITEM 7

OMITTED INFORMATION

N/A

ITEM 8

SENIOR OFFICERS

Praveen K. Varshney - Director, Tel., 604-684-2181

ITEM 9

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to in this report.

Dated at Vancouver, B.C. this 7th day of July 2004.

"Praveen Varshney"

PRAVEEN K. VARSHNEY, Director

IT IS AN OFFENCE UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.